CERTIFICATE OF AMENDMENT

OF

AMENDED AND RESTATED CERTIFICATE OF INCORPORATION OF TEAM, INC.

Team, Inc. (the “Corporation”), a corporation organized and existing under the General Corporation Law of the State of Delaware, hereby certifies as follows:

1. This Certificate of Amendment (the “Certificate of Amendment”) amends the provisions of the Corporation's Amended and Restated Certificate of Incorporation filed with the Secretary of State on November 29, 2011 (the “Certificate of Incorporation”).

2. The terms and provisions of this Certificate of Amendment have been duly adopted in accordance with Section 242 of the General Corporation Law of the State of Delaware.

3. The Certificate of Incorporation is hereby amended as follows:

Article IV of the Certificate of Incorporation is shall be amended and restated to insert the following paragraph immediately following the caption “Shares” as follows:

Effective as of the effective time of 5:00 p.m. Eastern Time, on the date this Certificate of Amendment is filed with the Secretary of State of the State of Delaware (the “Effective Time”), each ten (10) shares of the Corporation’s Common Stock, par value $0.30 per share, issued and outstanding immediately prior to the Effective Time shall, automatically and without any action on the part of the Corporation or the respective holders thereof, be combined into one (1) validly issued, fully paid and non-assessable share of Common Stock, par value $0.30 per share, without increasing or decreasing the par value of each share of Common Stock (the “Reverse Split”). No fractional shares of Common Stock shall be issued in connection with the Reverse Split. Instead, any stockholders who would have been entitled to receive a fractional share interest of Common Stock as a result of the Reverse Split, shall with respect to such fractional interest, be entitled to receive cash payments, without interest, in lieu of fractional shares of Common Stock, in an amount equal to the proceeds attributable to the sale of such fractional interest following the aggregation and sale by the Corporation’s transfer agent of all fractional shares otherwise issuable. Each stock certificate that, immediately prior to the Effective Time, represented shares of pre-Reverse Split Common Stock shall, from and after the Effective Time, automatically and without any action on the part of the Corporation or the respective holders thereof, represent that number of whole shares of post-Reverse Split Common Stock into which the shares of pre-Reverse Split Common Stock represented by such certificate shall have been combined (as well as the right to receive cash in lieu of any fractional shares of post-Reverse Split Common Stock as set forth above); provided, however, that each holder of record of a certificate that represented shares of pre-Reverse Split Common Stock shall receive, upon surrender of such certificate, a new certificate representing the number of whole shares of post-Reverse Split Common Stock into which the shares of pre-Reverse Split Common Stock represented by such certificate shall have been combined pursuant to the Reverse Split, as well as any cash in lieu of fractional shares of post-Reverse Split Common Stock to which such holder may be entitled as set forth above. The Reverse Split shall be effected on a record holder-by-record holder basis, such that any fractional shares of post-Reverse Split Common Stock resulting from the Reverse Split and held by a single record holder shall be aggregated.

At the Effective Time, the first sentence of Article IV of the Certificate of Incorporation shall be hereby amended and restated in its entirety as follows:

The aggregate number of shares which the corporation shall have the authority to issue is 12,500,000 shares, of which 12,000,000 shares shall be common shares, par value $0.30 each (“Common Stock”), and of which 500,000 shares shall be preferred shares, par value $100.00 each (“Preferred Stock”), issuable in series.

4. All other provisions of the Certificate of Incorporation shall remain in full force and effect.

IN WITNESS WHEREOF, the Corporation has caused this Certificate of Amendment to be signed by André C. Bouchard, its Executive Vice President, Administration, Chief Legal Officer & Secretary, this 21st day of December, 2022.

By:	/s/ André C. Bouchard
Name:	André C. Bouchard
Title:	Executive Vice President, Administration, Chief Legal Officer & Secretary